Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

April 16, 2013

Tia L. Jenkins Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining United States Securities and Exchange Commission Washington, D.C. 20549

Re:	China Cord Blood Corporation Form 20-F for Fiscal Year ended March 31, 2012 Filed July 31, 2012 File No. 001-34541

Dear Ms. Jenkins:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on March 19, 2013 regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “Annual Report”) and addressed to the Company’s Chief Financial Officer, Mr. Albert Chen (the “Staff’s Letter”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and all page references are to the Annual Report.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 2

Form 20-F for Fiscal Year Ended March 31, 2012
Item 4. Information on the Company, page 38

B. Business Overview, page 41
Our Competitive Strengths, page 44

1.	We note you have provided more than 600 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations. We further note the disclosure in your March 31, 2010 (page 37) and 2011 (page 37) Forms 20-F that you have provided more than 200 matching units of cord blood to patients in need of transplants and for supplementary medical treatment since commencement of operations. Please reconcile for us the apparent increase of approximately 400 total matching units provided during the year ended March 31, 2012 to your disclosure on page 46 in which it appears that you only provided 160 matching units during the year ended March 31, 2012. Alternatively, explain to us the reason(s) for the increase to more than 600 matching units from commencement through March 31, 2012 compared to more than 200 matching units through March 31, 2011 and 2010.

COMPANY RESPONSE: The figure in the statement “We have provided more than 200 matching units of cord blood…” was not updated in the March 31, 2010 and 2011 Forms 20-F although such disclosure was technically accurate upon filing. The Company provides the information in the tables below that indicates the number of units matched during each of the last four fiscal years and the accumulated number of matches as of the end of each such fiscal year, and undertakes to update this figure and related figures in future filings.

(units)
Donated units used during 12 months ended March 31, 2009	66
Donated units used during 12 months ended March 31, 2010	77
Donated units used during 12 months ended March 31, 2011	146
Donated units used during 12 months ended March 31, 2012	160

(units)
Accumulated number of matches as of March 31, 2009	264
Accumulated number of matches as of March 31, 2010	341
Accumulated number of matches as of March 31, 2011	487
Accumulated number of matches as of March 31, 2012	647

Our Cord Blood Banking Services, page 45

2.	We note your disclosure on page seven that the as of the period end, “Total units stored” and “Units contributed by donors” take into account the withdrawal of donated units when you are successful in providing matching services. Please confirm our understanding that the annual amount of “new subscriber sign-ups” and “new donations accepted” on page 47 represents the net activity of each type of unit for the period presented and, if so, separately quantify for us the following for each period presented: (1) total gross number of donated units accepted, (2) total gross number of new subscriber sign-ups, (3) the total reduction in donated units used for matching services and (4) the total reduction in subscriber units used for medical treatments by subscribers. Also confirm to us that you will disclose this information in the cord blood banking services activity table on page 47 in future filings.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 3

COMPANY RESPONSE: The Company confirms the Staff’s understanding that the “New subscriber sign-ups” and “New donations accepted” figures presented on page 45 of the Annual Report already subtracted subscriber units used and donated units used, respectively.

The Company provides the information in the tables below that indicate movement of the new subscriber numbers and donated units along with usage in each category for the three years ended March 31, 2012. The Company also undertakes to disclose this information in future filings.

	For Year Ended	For Year Ended	For Year Ended
	March 31, 2012	March 31, 2011	March 31, 2010
New subscriber sign-ups	53,932	56,523	45,257
Subscriber units used in medical treatments	8	5	5
New subscriber sign-ups (net)	53,924	56,518	45,252

	For Year Ended	For Year Ended	For Year Ended
	March 31, 2012	March 31, 2011	March 31, 2010
New donated units accepted	4,666	3,147	3,467
Donated units used in matching services	160	146	77
New donated units accepted (net)	4,506	3,001	3,390

3.	We note your disclosure on page 47 that the total units deposited by subscribers as of each balance sheet date includes subscribers who are delinquent on payments and for whom you have ceased to recognize revenue generated from storage fees. In future filings, please expand the footnote to your table on page 47 to quantify the total number of delinquent subscribers as of each balance sheet date, along with the number of months that those subscribers have been delinquent, in order to provide investors with a clear understanding of the total number of your paying subscribers as of each balance sheet date.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and undertakes to expand the referenced footnote in future filings to quantify the total number of delinquent subscribers as of each balance sheet date along with the number of months that those subscribers have been delinquent.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 4

Item 5. Operating and Financial Review and Prospects, page 68
Overview, page 68

4.	We note your disclosure on pages 41 and 68 that cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that you estimate to be less than 1% of China’s overall newborn population; and that the aggregate number of births in your operating regions was estimated to be 1.9 million in 2010. Please tell us the estimated number of aggregate births in your operating regions in fiscal 2011 and 2012. To the extent that your penetration rates for new subscriber sign-ups in your operating regions significantly exceeded the overall China rate of less than 1%, also explain to us the reason(s) for this difference. Finally, also confirm to us that you will disclose this information in future filings.

COMPANY RESPONSE: The Company estimates birth data as the product of population multiplied by the birth rate in each region, each as reported by the National Bureau of Statistics of China in their annual China Statistical Yearbook. The China Statistical Yearbook only provides calendar year information, hence, the Company is not able to provide any fiscal year estimates. Further, the China Statistical Yearbook 2013 for the calendar year 2012 has not yet been published, so calendar year 2012 estimated birth data is not yet available.

The Company provides the information in the following table that indicates the estimated number of births and penetration rate in the Company’s operating regions based on new subscriber sign-ups for the fiscal year ended March 31 following each reported calendar year, and undertakes to disclose this information in future filings.

	Estimated No. of births in the Company’s operating regions(1)	New subscriber sign-ups (net) (2)	Estimated penetration rate in the Company’s operating regions
2010	1,873,406	56,518	3%
2011	1,782,445	53,924	3%

(1) Source: China Statistical Year Book 2011 and 2012. Calendar year information.

(2) Based on the fiscal year ended March 31 following the calendar year reported.

The Company believes that the reason the estimated penetration rate in the Company’s operating regions exceeds the penetration rate in China is because currently there are only seven licenses issued in China. When estimating the nationwide penetration rate, such penetration rate will have taken into account regions where there is no authorized cord blood banking operator. As a result, estimated nationwide penetration rate will be lower as compared to the estimated penetration rates among the seven regions with licenses.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 5

Critical Accounting Policies, page 77
Revenue Recognition, page 77

5.	We note your disclosure on page 73 that as of March 31, 2012, there were 9,752 subscribers who had been delinquent for over 24 months in paying their storage fees and you have ceased recognizing storage revenue from such delinquent subscribers. We further note on page 65 of your prior year Form 20-F that as of March 31, 2011, there were 3,604 subscribers who had been delinquent for over 18 months in paying their storage fees and you have ceased recognizing storage revenue from such delinquent subscribers. Please advise us of the following:

•	The point at which you cease recognizing storage revenue from delinquent subscribers (e.g. 18 months or 24 months), and whether there have been any changes to your policy during the periods presented in your Form 20-F and subsequent to your response to comment four of our letter dated September 24, 2010.

COMPANY RESPONSE: The Company continuously monitors collection and recoverability of outstanding receivables from delinquent subscribers. The Company makes a provision for, and ceases recognizing storage revenue from, delinquent subscribers when collectability is no longer reasonably assured. For the year ended March 31, 2012, the Company ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months. This was a change compared to the Company’s previous estimate of not recognizing storage revenue if the subscriber was delinquent for more than 18 months. The reason for the change in estimate was due to more historical experience of receivables collections from delinquent subscribers. During the fiscal year ended March 31, 2012, the Company performed a retrospective review of delinquent receivable collections for the period from FY2011 to FY2012. The results of this review indicated there was a high percentage (more than 70%) of successful collections of receivables that were delinquent over 18 months but less than 24 months. The change was not significant as the impact of the change from 18 months to 24 months was approximately RMB 4 million, representing 1% of total net revenues for the year ended 31 March 2012.

•	The reason(s) why you only disclose delinquencies over 24 months as of March 31, 2012 instead of delinquencies over 18 months as you did in your prior year Form 20-F, and quantify for us the number of delinquencies over 18 months as of March 31, 2012.

COMPANY RESPONSE: The reason the Company disclosed delinquencies over 24 months as of March 31, 2012 instead of delinquencies over 18 months was due to the change in estimate of the point which the Company ceased recognizing storage revenue from delinquent subscribers as discussed in the preceding paragraph. As of March 31, 2012, the Company had 9,752 subscribers who were delinquent for more than 24 months and 11,408 subscribers who were delinquent for more than 18 months but less than 24 months.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 6

•	Confirm to us that in future filings you will clearly disclose the point at which you cease recognizing storage revenue from delinquent subscribers and also include a discussion of your policy for estimating an allowance for any outstanding receivables from such delinquent subscribers or, alternatively, explain to us why you believe that these do not represent significant accounting policies that require such disclosure.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and undertakes to clearly disclose the point at which the Company ceases to recognize storage revenue from delinquent subscribers and also to include a discussion of the Company’s policy for estimating an allowance for any outstanding receivables from such delinquent subscribers in the future filings.

•	Tell us why you do not include a discussion of the effects on your allowance for doubtful receivables (page 79), results of operations (page 83) and liquidity and capital resources (page 87) resulting from the significant increase in delinquent subscribers as of March 31, 2012 and from any changes in the point at which you cease recognizing storage revenue from delinquent subscribers during the periods presented.

COMPANY RESPONSE: The Company respectfully advises the Staff that the impact from the change in estimate of the point which the Company ceased recognizing storage revenues from delinquent subscribers was not significant as described above. To the extent there has been a significant increase in the number of delinquent subscribers that has an impact on the Company’s allowance for doubtful receivables, results of operations, liquidity and capital resources, the Company undertakes to include such discussions in future filings.

Valuation of Inventories, page 78

6.	We note your disclosure on page 79 that the weighted average useful life of donated cord blood units was estimated to be approximately 20 years, and that you estimate the number of successful matches of donated units will increase by 7% per annum. We further note that based on the estimation, you believe the carrying amount of the donated units will be recovered in approximately 10 years. Please advise us of the following:

•	Of the 21,125 donated units as of March 31, 2012 (page 47), tell us the number of donated units that you estimate will be successfully matched within their remaining useful life of 20 years given the 160 total matched units during the fiscal year ended March 31, 2012 (page 46) and the 7% per annum growth rate.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 7

COMPANY RESPONSE: The Company respectfully advises the Staff that out of the 21,125 donated cord blood units stored as of March 31, 2012, the Company estimated that a total of 7,155 donated cord blood units will be matched during their estimated weighted average remaining useful life of 20 years. This is based on the assumption that the total number of annual matches from the Company’s Beijing and Guangdong subsidiaries will increase by 7% per annum. For the year ended March 31, 2012, total combined matched units of the Beijing and Guangdong subsidiaries was 160. In addition, this estimate of 7,155 match units also includes a modest contribution from the Company’s recently established subsidiary in the Zhejiang region.

•	To the extent that you reasonably expect a significant number of 21,125 donated units will not be successfully matched within their estimated useful life of 20 years, tell us how you considered whether a departure from the cost basis of pricing for those excessive units was required under ASC 330-10-35- 1. In this regard, it appears that the utility of the excessive units may no longer be as great as their cost. Refer to ASC 330-10-35-11 on the requirement to follow the procedure of applying the lower of cost or market to the individual items constituting excessive inventory stock instead of to the totals of the entire inventory.

COMPANY RESPONSE: The Company respectfully advises the Staff that it has one category and component of inventory, the donated cord blood units in the public bank, which is subject to the same operating and sales processes. The Company considered the guidance specified in ASC 330-10-35-9, which states in part that “However, if there is only one end-product category the cost utility of the stock—the inventory in its entirety—may have the greatest significance for accounting purposes. Accordingly, the reduction of the individual items to market may not always lead to the most useful result if the utility of the total inventory is not below its cost.” As further described below, the utility of the total donated cord blood units is not below the cost of the donated blood units.

Further, the Company does not believe it is appropriate to apply the guidance in ASC 330-10-35-11 because there are no other stocks or components that are excessive in relation to others stocks or components. The Company generates revenues from matched donated cord blood units using the same pool of inventory. Therefore, when there is a successful match and revenue is recognized, the cost of the inventory recognized is based on an estimated percentage times the total cost of the cord blood unit pool. The estimated percentage is determined based on the estimated number of successful match units over the estimated weighted average remaining useful life of 20 years.

The Company continually reviews the cost of its donated cord blood units to determine if a write-down to the utility of the total donated cord blood units is necessary. In determining whether or not a write-down is necessary, the Company estimates the demand for its matching services and the number of successful matches during the estimated useful life of donated cord blood units. As of March 31, 2012, the Company estimates that the carrying amount of the donated cord blood units, which has an estimated weighted average remaining useful life of 20 years, could be recovered in approximately 10 years. The Company estimates that it will match 2,425 donated cord blood units (or approximately 11% of the 21,125 donated units as of March 31, 2012) in approximately 10 years. Total revenues to be generated from the 2,425 matched units are estimated to be approximately RMB36.4 million, which exceeds the carrying value of the Company’s total donated cord blood units inventory of RMB34.7 million as of March 31, 2012. Hence, the Company did not provide any provision against the donated cord blood units for the year ended March 31, 2012.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 8

Valuation and Amortization of Intangible Assets, page 80

7.	We note your risk factor disclosure on page 20 regarding the uncertainties about whether your cord blood banking services will be construed as prohibited businesses under the 2011 Catalogue revisions, which became effective on January 30, 2012. Please further explain to us the basis for your conclusion that the estimated useful life of your cord blood bank operating rights continues to be thirty years despite the significant uncertainties resulting from the 2011 Catalogue revisions. Also confirm to us that in future filings you will specifically discuss how you considered the 2011 Catalogue revisions to arrive at the estimated useful life of the intangible asset associated with your cord blood bank operating rights.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the uncertainties resulting from the 2011 Catalogue revisions did not result in a change in the Company’s assessment of the estimated useful life of the intangible asset associated with the Company’s cord blood bank operating rights (the license) as of and for the year ended March 31, 2012 for the reasons described below.

Under the Scientific Research, Technology Service and Geological Exploration section of the Industrial Catalogue Guiding Foreign Investment which was amended and promulgated by the National Development and Reform Commission and the Ministry of Commerce on December 24, 2011 and became effective on January 1, 2012 (“2011 Catalogue revisions”), foreign enterprises are prohibited from engaging in stem cell and gene diagnosis and treatment technology development and application. Since the 2011 Catalogue revisions did not clearly define the scope of such prohibited business, it is uncertain whether it prohibits “diagnosis and treatment technology development and application” of stem cells only (a narrower interpretation and one not implicating the Company’s operations) or all stem-cell-related technology development and application. Although there is an uncertainty, the Company, after consultation with its PRC counsel, has no immediate evidence which leads to the conclusion that the services provided by the cord blood banks which the Company operates violate the 2011 Catalogue Revisions. As further discussed below, this has been supported by the Company’s discussions with the Ministry of Health and the Company’s successful renewal of the license of its Guangdong subsidiary after the 2011 Catalogue revisions became effective.

The Ministry of Health (“MOH”) is responsible for promulgation of rules and regulations affecting the cord blood banking industry in China and the service provided by the cord blood banks are regulated and supervised by the MOH and the local Department of Health (“ DOH”). The Company has communicated and consulted with such relevant authorities regarding the legality of cord blood banking services provided by the cord blood banks which the Company operates subsequent to the effectiveness of the 2011 Catalogue revisions. So far, neither the Company nor the cord blood banks operated by the Company has received any negative comment, query, notice of prohibition, notice of termination of the service, administration sanction or penalty due to the cord blood banking service deemed as noncompliance with the relevant PRC laws and regulations or violation of the terms set forth in the blood station licenses. Moreover, all the annual inspections, payments of the paid-in capital and change of the legal representative of the Company’s PRC subsidiaries, after the 2011 Catalogue revisions became effective, have been legally approved, registered and filed with authorized Industry and Commerce Administration Bureau. Also, the cord blood bank operated by the Company’s Guangdong subsidiary obtained a renewed cord blood banking license in May 2012 from the Department of Health of Guangdong Province after the 2011 Catalogue revisions were already effective. Neither the Company’s Guangdong subsidiary nor the cord blood bank operated by it encountered any major obstacle, hurdle or query during the renewal process of the cord blood banking license or business license.

Tia L. Jenkins U.S. Securities and Exchange Commission April 16, 2013 Page 9

Accordingly, based on the foregoing, the Company believes that the useful life of the intangible assets associated with its cord blood bank operating rights continues to be thirty years. The Company had disclosed the factors it considered in the determination of the estimated useful life of the intangible assets on page F-25. The Company acknowledges the Staff’s comments in this regard and will specifically discuss, in future filings, how it considered the 2011 Catalogue revisions to arrive at the estimated useful life of the intangible asset associated with the cord blood bank operating rights.

The Company has authorized me to acknowledge on its behalf that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Norwood P. Beveridge, Jr.

_______________________

Norwood P. Beveridge, Jr.

Partner

Loeb & Loeb LLP